FIC INVESTMENTS USA CORP.

3800 Wells Fargo Center, 999 3rd Avenue

Seattle, WA 98104-4023

July 19, 2005

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street NW

Washington, DC 20549

Attention:	Elaine Wolff Legal Branch Chief

Dear Sirs/Mesdames:

Re: FIC Investments USA Corp. File No. 333-120928 Registration Statement on Form SB-2 filed December 1, 2004 as amended by Form SB-2/A filed on May 5, 2005

                      FIC Investments (USA) Corp. ("FIC") hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the consent of the Securities and Exchange Commission to withdraw the registration statement on Form SB-2 filed by FIC with the Securities and Exchange Commission on December 1, 2004 together with the amended registration statement on Form SB-2/A filed by FIC with the Securities and Exchange Commission on May 5, 2005 (collectively, the "Registration Statement"). FIC has retained new counsel and intends to re-file the Registration Statement after its new counsel has addressed, where appropriate, matters that were raised by Securities and Exchange Commission staff during the process of commenting on the Registration Statement.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Securities and Exchange Commission, and none of FIC's securities were sold pursuant to the Registration Statement. FIC may undertake a subsequent private offering in reliance on Rule 155(c) of Regulation C.

FIC requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact Ethan Minsky, counsel for FIC at 604.643.3151.

Yours truly,

FIC INVESTMENTS USA CORP.

Per: /s/ Earle Pasquill

Earle Pasquill, President